May 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. James O’Connor

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Post-Effective Amendment No. 100 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 102 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) of RS Investment Trust (the “Registrant”) filed on March 1, 2013 (“Amendment No. 100/102”) (the “Registration Statement”) (File Nos. 333-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to comments received on April 16, 2013, relating to Amendment No. 100/102. Amendment No. 100/102 relates to each Fund (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“Commission”) staff’s comments have been summarized before each response.

General

1.	Comment: In the Shareholder Fees table of each Fund, where applicable, please delete the following footnote: “Contingent deferred sales load of 1.00% applies to purchases of $1 million or more of Class A shares if these shares are sold within 18 months of purchase.”

Response: The Registrant respectfully declines to make the requested change and notes that Instruction 2(a)(i) of Item 3 of Form N-1A (the “Form”) allows a footnote to the fee table with a narrative explanation of sales charges.

2.	Comment: In the Shareholder Fees table of each Fund, where applicable, please delete the following footnote: “Contingent deferred sales load applies for shares sold within one year of purchase.”

Response: The Registrant respectfully declines to make the requested change and notes that Instruction 2(a)(i) of Item 3 of the Form allows a footnote to the fee table with a narrative explanation of sales charges.

3.	Comment: In the Annual Fund Operating Expenses table of each Fund, where applicable, please delete the following footnote: “The amounts indicated are expenses indirectly incurred by the Fund through investments in certain pooled investment vehicles (“Acquired Funds”) for the fiscal year ended December 31, 2012.”

Response: The requested change has been made.

4.	Comment: Please explain why the Annual Fund Operating Expenses tables of some Funds show the effect of fee waivers while other such tables do not. For any table that shows the effect of a fee waiver, conform its presentation to the requirements of Instruction 3(e) of Item 3 of the Form.

Response: The requested change has been made, where applicable, to reflect the effect of any fee waivers in the Annual Fund Operating Expenses table of each Fund.

5.	Comment: In the Annual Fund Operating Expenses table of each Fund, where applicable, please delete the following footnote: “‘Other Expenses’ have been annualized.”

Response: The requested change has been made.

6.	Comment: For all Funds that are subject to a fee waiver, please consider disclosing whether waived fees can be recouped.

Response: RS Investments does not have the contractual ability to recoup fees and expenses under the expense limitation agreement applicable to each Fund, and, as such, no disclosure with respect to recoupment is provided in the fund summaries.

7.	Comment: Please define the term “securities” in “equity securities,” where applicable.

Response: The requested change has been made under Equity Securities Risk in the Additional Information About Principal Risks section of the prospectuses, as follows:

The market prices of equity securities, which may include common stocks and other stock-related securities such as preferred stocks, convertible securities, and depositary receipts, owned by a Fund may go up or down, sometimes rapidly or unpredictably.

8.	Comment: In the Principal Investment Strategies section of each Fund, where applicable, please use the most recent reconstitution date of the index, as opposed to the last day of the most recent quarter, to show the market capitalization range.

Response: The Registrant respectfully declines to make the requested change as it is not aware of any requirement to use the most recent reconstitution date of any index. The Registrant believes that the last day of the most recent quarter will result in a more up-to-date market capitalization range.

9.	Comment: For any Fund that describes the market capitalization range of the Fund’s investments, please explain why 120% of the market capitalization of the largest company included in a Fund’s index is an appropriate definition of market capitalization.

Response: The Registrant respectfully submits that 120% of the market capitalization of the largest company in a Fund’s index is an appropriate capitalization range limit for a Fund, consistent with investor expectations and industry practice. The Registrant notes that a Fund’s market capitalization range is not required to exactly track that of an index, and other funds in the industry have market capitalization ranges that extend above the capitalization of the largest company in their indices (or below the capitalization of the smallest company in their indices). Further, consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Registrant believes that a Fund may provide for a reasonable definition of its market capitalization range. With respect to RS Small Cap Growth Fund, RS Small Cap Equity Fund, and RS Mid Cap Growth Fund, the Registrant submits that its definitions of “small cap” and “mid cap” with such capitalization limits are reasonable definitions developed after consideration of pertinent references and consistent with SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1.”

10.	Comment: With respect to RS Partners Fund, RS Value Fund, RS Large Cap Alpha Fund, and RS Investors Fund, does the reference to the adviser’s efforts to identify companies with improving returns on invested capital indicate that the adviser is combining elements of a growth style in the Fund’s investment strategy?

Response: The disclosure describes a variety of factors that the Funds’ investment teams may consider in managing the Funds’ portfolios, and it is not intended to indicate that the investment teams are pursuing a growth investment strategy.

11.	Comment: With respect to RS Partners Fund, RS Value Fund, RS Large Cap Alpha Fund, and RS Investors Fund, in the Principal Investment Strategies section of each Fund, please clarify what is meant by companies in “natural resources industries.”

Response: The requested change has been made, as follows:

The Fund may at times, but will not necessarily, invest a substantial portion of its assets in securities of companies that the investment team considers to be principally engaged in natural resources industries. Companies in natural resources industries include companies that the Fund’s investment team considers to be principally engaged in the discovery, development, production, or distribution of natural resources; the development of technologies for the production or efficient use of natural resources; or the furnishing of related supplies or services.

12.	Comment: With respect to RS Partners Fund, RS Value Fund, RS Large Cap Alpha Fund, and RS Investors Fund, please consider disclosing whether the Funds will invest in master limited partnerships (“MLPs”) as part of the Funds’ principal investment strategies, and also please consider disclosing any risks unique to MLPs, including tax risks.

Response: The requested change has been made under Natural Resources Investment Risk in the Principal Risks section of each of these Funds, as follows:

“Investment in companies in natural resources industries can be significantly affected by (often rapid) changes in supply of, or demand for, various natural resources. They may also be affected by changes in energy prices, international political and economic developments, environmental incidents, energy conservation, the success of exploration projects, changes in commodity prices, and tax and other government regulations. Investments in interests in oil, gas or mineral exploration or development programs, including pipelines, may be held through master limited partnerships (“MLPs”), which are generally subject to many of the risks that apply to partnerships and may also be subject to certain tax risks.”

The Registrant further notes that in the Additional Information About Principal Risks section, Natural Resources Risk, which is applicable to each of RS Partners Fund, RS Value Fund, RS Large Cap Alpha Fund, and RS Investors Fund, has been updated to include additional information about the risks associated with investments in MLPs, including tax risks.

13.	Comment: In the Principal Risks section, for Funds that include, in addition to the required broad-based securities market index, information for one or more other indices, please consider clarifying references to the “benchmark” by identifying the benchmark referenced.

Response: The requested change has been made in the Principal Risks section of each Fund to replace references to “the benchmark” with “the primary benchmark,” where applicable.

14.	Comment: In the Principal Risks section, for Funds that include Foreign Securities Risk, consider including Emerging Market Risk if the Fund will make such investments.

Response: The Registrant notes that Funds for which Emerging Market Risk is a principal risk have included a description of Emerging Market Risk.

15.	Comment: In the Principal Investment Strategies section of each Fund, where applicable, please consider making the following change: “The Fund normally invests at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in . . . .”

Response: The Registrant notes that the Note Regarding Percentage Limitations section of the prospectuses states that “References in the discussion of these Funds’ investment policies to 80% of a Fund’s net assets refer to that percentage of the aggregate of the Fund’s net assets and the amount, if any, of borrowings by the Fund for investment purposes” (emphasis added).

16.	Comment: Please consider whether the definition of large cap company used by RS Large Cap Alpha Fund and RS Growth Fund and the definition of mid cap company used by RS Mid Cap Growth Fund are reasonable and not inconsistent with each other.

Response: While the Registrant submits that the Funds’ definitions of large-cap and mid-cap companies are reasonable, the Registrant has revised its definition of large cap company for RS Large Cap Alpha Fund and RS Growth Fund, as follows:

The Fund’s investment team considers a company to be large-capitalization if its market capitalization is between $~~1~~5 billion and the market capitalization of the largest company included in the Russell 1000® Index on the last day of the most recent quarter (currently, approximately $415.7 billion, based on the size of the largest company in the Index on March 31, 2013).

17.	Comment: For Funds that use a MSCI benchmark, please note that the Funds may measure their performance to the “Net” version of the index, as opposed to the “Gross” version of the index.

Response: The Registrant has noted the comment, but intends to continue using the “Gross” versions of the MSCI indices.

18.	Comment: In the Principal Risks section of each Fund, where applicable, please consider changing the name of the Principal Risk entitled “Limited Portfolio Risk” to “Portfolio Risk.”

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the current name more clearly indicates that the risk is intended to describe those risks associated with investing in a limited number of issuers.

19.	Comment: In the Principal Investment Strategies section of each Fund, where applicable, please consider making the following change: “The Fund typically invests most of its assets in securities of U.S. companies but may also invest ~~a portion~~ any portion of its assets in foreign securities.”

Response: The requested change has been made.

20.	Comment: Under Investment Style Risk in the Principal Risks section of each Fund, where applicable, please explain what an “aggressive growth style,” as opposed to a “growth style,” means.

Response: The Registrant has replaced all references to “aggressive growth style” with “growth style.”

21.	Comment: In the Principal Investment Strategies section of each Fund, where applicable, with respect to convertible securities, please confirm that only those securities that are “in-the-money” and immediately convertible into common stock are counted as “equity securities” for purposes of a Fund’s 80% test.

Response: The Registrant confirms that only those convertible securities that are “in-the-money” and immediately convertible into common stock are counted as “equity securities” for purposes a Fund’s 80% test.

22.	Comment: Please clarify the meaning of the phrase “sectors of the debt markets” as used in the Principal Investment Strategies section of RS Investment Quality Bond Fund and RS Low Duration Bond Fund.

Response: The Registrant notes that the phrase “sectors of the debt markets” refers to the sector classifications of RS Investment Quality Bond Fund’s and RS Low Duration Bond Fund’s broad-based securities market indices, the Barclays U.S. Aggregate Bond Index and the Barclays U.S. Government 1-3 Year Bond Index, respectively. The sectors in each Fund’s respective broad-based securities market index include both Treasury and non-Treasury sectors of the debt markets. The particular sectors in which each Fund invests may vary in accordance with that Fund’s investment strategy. The principal sectors of the debt markets in which the Funds invest include corporate bonds, asset-backed securities, Agency and non-Agency mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations, Government Agency securities, and Treasury securities. The Funds also may invest from time to time in the municipal bond sector. A table of the sector allocations for each Fund is included in the Funds’ 2012 Annual Report to Shareholders.

23.	Comment: In the narrative discussion following the Average Annual Total Returns table of each Fund, where applicable, please remove the description of the secondary benchmark.

Response: The requested change has been made.

24.	Comment: With respect to Funds that include Focused Investment Risk in the Principal Risks section, please explain whether the Funds concentrate their investments in a particular industry or group of industries as defined in Item 9 of the Form.

Response: The Registrant notes that the Funds that include Focused Investment Risk do not concentrate investments in an industry or group of industries. Focused Investment Risk is intended to disclose the risks associated with investments in a particular market or economic sector, which may include issuers in a number of different industries. Funds that have a policy to concentrate their investments in a particular industry or group of industries disclose that they are subject to Concentration Risk.

25.	Comment: Please explain why brackets appear around certain investment strategies in the Registration Statement.

Response: Brackets were included to indicate that certain investment strategy disclosure was not yet finalized at the time the Registration Statement was filed.

26.	Comment: With respect to RS High Yield Fund, RS Floating Rate Fund, and RS Strategic Income Fund, please consider including disclosure regarding credit risk or default risk and the risk that the Fund’s returns will be correlated with the stock market rather than the bond market.

Response: The Registrant respectfully submits that the Funds have disclosed their applicable principal risks, and it notes that disclosure regarding credit risk appears under Debt Securities Risk in the Principal Risks section of each Fund.

27.	Comment: In the Principal Investment Strategies section of each Fund, where applicable, please make the following change: “The Fund may invest in lower-rated debt securities, commonly known as “high-yield” securities, leveraged loans, or “junk bonds”; normally, less than 10% of the Fund’s assets will be invested in lower-rated securities.”

Response: The Registrant respectfully declines to make the requested change. This sentence does not identify all types of lower-rated debt securities, but rather the terms by which such securities may be known.

28.	Comment: In the Principal Investment Strategies section for each Fund, where applicable, please explain whether Yankee bonds and Yankee certificates of deposit are included in the term “Yankee securities.”

Response: The requested change has been made, as follows:

In addition, the Fund may invest without limit in so-called Yankee securities, which ~~are~~ include debt securities issued by non-U.S. corporate or government entities but denominated in U.S. dollars.

29.	Comment: With respect to each kind of derivatives instrument in which the Funds may invest, including, for example, credit default swaps, futures contracts, inverse floaters, and dollar roll and reverse repurchase agreements, where appropriate, please describe specifically how the Funds will comply with the Commission’s asset segregation requirements to avoid such derivatives instruments being characterized as senior securities under Section 18(f)(1) of the 1940 Act. Please also describe, where appropriate, how the Funds’ segregation policies conform to the requirements of Investment Company Act (“ICA”) Release No. 10666 (April 18, 1979) and subsequent no-action letters.

Response: The Registrant respectfully submits that it believes that the Funds’ asset segregation policies are consistent with the Commission’s guidance in this regard. The Registrant notes that the prospectuses and Statement of Additional Information disclose that the Funds will take the necessary steps to segregate their assets when entering into derivatives transactions. Further, for ease of reference, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information, as follows:

Asset Segregation and Coverage

A Fund may be required to earmark or otherwise segregate liquid assets in respect of its obligations under derivatives transactions that involve contractual obligations to pay in the future, or a Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are earmarked or otherwise segregated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. In certain circumstances, a Fund may enter into an offsetting position rather than earmarking or segregating liquid assets. A Fund may modify its asset segregation and coverage policies from time to time. Although earmarking or segregating may in certain cases have the effect of limiting a Fund’s ability to engage in derivatives transactions, the extent of any such limitation will depend on a variety of factors, including the method by which the Fund determines the nature and amount of assets to be earmarked or segregated.

30.	Comment: If a Fund may implement its strategies through the use of derivatives, please ensure that the Fund’s derivatives disclosures comply with the guidance offered in the July 30, 2010 letter from Barry Miller, associate director in the Commission’s Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

Response: The Registrant believes that the Funds’ derivatives disclosures are appropriate.

31.	Comment: Please consider deleting the following sentence: “Although many of these instruments may exhibit characteristics of leveraged transactions, the Fund will not enter into derivatives transactions for the purpose of leveraging the Fund’s investment portfolio.”

Response: The requested change has been made.

32.	Comment: In the Principal Risks section of each Fund, where applicable, please consider including disclosure regarding any unique risks with respect to investments in Yankee securities.

Response: The Registrant respectfully submits that the principal risks associated with investments in Yankee securities are disclosed in the Principal Risks section of each applicable Fund.

33.	Comment: In the Principal Risks section of each Fund, where applicable, please consider including the following language after the first sentence under Loan Risk: “Below investment grade loans are commonly referred to as ‘leveraged loans.’”

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that it consistently uses the terms “high-yield” and “junk bonds” to refer to below investment grade securities and that the prospectus already discloses that the loans in which the Funds invest may be below investment grade.

34.	Comment: Please consider clarifying the meaning of the term “lower-rated securities” as it is used in the following sentence: “The Fund may invest in lower-rated debt securities, commonly known as ‘high-yield’ securities or ‘junk bonds’; normally, less than 10% of the Fund’s assets will be invested in lower-rated securities.”

Response: The requested change has been made, as follows:

The Fund may invest in ~~lower-rated~~ below investment grade debt securities, commonly known as ‘high-yield’ securities or ‘junk bonds’; normally, less than 10% of the Fund’s assets will be invested in ~~lower-rated~~ below investment grade securities.

35.	Comment: Please consider whether the following sentence also should state that the Fund may invest in loans: “The Fund may invest in corporate bonds issued in connection with highly leveraged transactions such as mergers, leveraged buy-outs, re-capitalizations, and acquisitions.”

Response: The requested change has been made, as follows:

The Fund may invest in loans and corporate bonds issued in connection with highly leveraged transactions such as mergers, leveraged buy-outs, re-capitalizations, and acquisitions.

36.	Comment: If the Fund will invest in debt obligations that are treated as having original issue discount (“OID”) under federal income tax law, please summarize and disclose in more detail the related features and tax consequences of such investments.

Response: The Registrant respectfully submits that the “Other Investments” section of the prospectuses discloses the tax consequences of debt obligations that are treated as having OID (“A Fund’s investments in certain debt obligations, mortgage-backed securities and asset-backed securities may require the Fund to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, a Fund may be required to liquidate other investments in its portfolio that it otherwise would have continued to hold, including when it is not advantageous to do so.”). The Registrant also notes that more detailed disclosure regarding debt obligations that are treated as having OID is provided in the Statement of Additional Information. The Registrant confirms that investments by the Funds in debt obligations treated as having OID are not material.

37.	Comment: In the Principal Risks section of RS High Yield Fund and RS Floating Rate Fund, please consider changing the name of the Principal Risk entitled “Loan Risk” to “Leveraged Loan Risk.” Please also consider whether Loan Risk should include additional disclosure regarding the risks of below investment grade loans and whether the reference to Senior Loan Risk should be changed to more clearly indicate the risks associated with senior loans.

Response: The Registrant respectfully declines to make the requested change with respect to Loan Risk; however, the Registrant has changed “Senior Loan Risk” to “Subordination Risk.” The Registrant believes that its Loan Risk disclosure adequately describes the risks of investing in loans.

38.	Comment: Under Derivatives Risk in the Additional Information About Principal Risks section, please consider revising the disclosure as follows:

Derivative transactions ~~can~~ create investment leverage and ~~may be~~ are highly volatile. Use of derivatives other than for hedging purposes ~~may be~~ is considered speculative, and when a Fund invests in a derivative instrument, it could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances.

Response: The Registrant respectfully declines to make the requested change as there may be circumstances when the sentence, as changed, would not be accurate.

RS Partners Fund

39.	Comment: Please explain the term “Partners” in the Fund’s name.

Response: We are not certain how the name “Partners” in “RS Partners Fund” was developed. This has been the name of the Fund since its inception in 1995.

RS Large Cap Alpha Fund

40.	Comment: Please delete the following footnote to the Fund’s Annual Fund Operating Expenses table: “This table does not reflect deductions for expenses that relate to owning Class A shares of RS Large Cap Alpha Fund through a Value Guard variable annuity contract. The Value Guard prospectus provides information about such expenses.”

Response: The requested change has been made.

41.	Comment: Please consider including the risks of mid-capitalization companies in the Principal Risks section of the Fund.

Response: The requested change has been made.

42.	Comment: Please explain why the Fund is subject to liquidity risk as a principal risk.

Response: The Registrant notes that, from time to time, the Fund may hold securities in its portfolio that are subject to liquidity risk, and the Registrant therefore considers liquidity risk a principal risk of the Fund.

RS Global Natural Resources Fund

43.	Comment: Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, ICA Release No. 24828, at n.42 (Jan. 17, 2001) [hereinafter “Rule 35d-1 Adopting Release”].

Response: The Registrant believes that the Fund already includes substantially similar disclosure to that which is requested (“The Fund may invest in securities of issuers located anywhere in the world and normally will invest in securities of companies located in at least three countries, which may include the United States.”).

44.	Comment: Please explain in plain English what the term “advantaged assets” means in the following sentence: “In evaluating investments for the Fund, the Fund’s investment team conducts fundamental analysis focused on the following factors: supply cost curve of a given commodity, asset location along that curve to identify “advantaged assets,” inventory of future projects which provide the basis for future value creation, management team quality to determine capital allocation discipline and history of value creation, and country risk.”

Response: The Registrant has added the following sentence to the Principal Investment Strategies section of the Fund: “‘Advantaged assets’ are the low cost producers of a given commodity that the investment team believes offer a competitive advantage in the form of achieving higher cost of capital returns relative to other producers.”

45.	Comment: Given the subjective nature of the following disclosure in the Principal Investment Strategies section of the Fund, please describe how the disclosure is applied and the frequency with which you rely on it for purposes of the Fund’s 80% test: “A company will also be considered to be principally engaged in natural resources industries if the Fund’s investment team believes that the company has the potential for capital appreciation primarily as a result of particular products, technology, patents, or other market advantages in natural resources industries.”

Response: The Registrant notes that, in determining whether an investment meets the criteria set forth in the Fund’s 80% test, the investment team may determine that the issuer of the security is principally engaged in natural resources industries if, at the time of the investment, at least 50% of the issuer’s assets, gross income, cash flow, or net profits is, in the investment team’s judgment, committed to or derived from those industries or if the investment team believes that the issuer has the potential for capital appreciation primarily as a result of particular products, technology, patents, or other market advantages in natural resources industries. Under normal circumstances, as part of the investment team’s fundamental research on possible investments for the Fund, the team will evaluate the investment using both of these criteria.

46.	Comment: Under Concentration Risk in the Principal Risks section of the Fund, consider disclosing the extent to which the Fund may concentrate in an industry within the natural resources sector.

Response: The Registrant notes that because the Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act, the Fund discloses that it “normally invests at least 80% of its net assets in securities of companies that the Fund’s investment team considers to be principally engaged in natural resources industries.”

RS Emerging Markets Fund and RS China Fund

47.	Comment: Given that the term “emerging markets” is in RS Emerging Markets Fund’s name and the term “China” is in RS China Fund’s name, please describe how the Fund will invest its assets in investments that are tied economically to emerging markets or China, as applicable.

Response: RS Emerging Markets Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its net assets in securities of emerging market companies, which may include common stocks, preferred stocks, or other securities convertible into common stock. As set forth in RS Emerging Markets Fund’s Principal Investment Strategies, the Fund defines an emerging market company as one that is organized under the laws of, or has its principal office in, an emerging market country; derives 50% or more of its revenue from goods produced, services performed, or sales made in emerging market countries; or for which the principal securities market is located in an emerging market country.

RS China Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of the value of its net assets in common stocks, preferred stocks, and other securities convertible into common or preferred stock of Chinese companies. As set forth in RS China Fund’s Principal Investment Strategies, the Fund currently defines a “Chinese company” as (i) a company that has securities that are traded primarily on any stock exchange in China or Hong Kong; (ii) a company that the Fund’s investment team considers to derive 50% or more of its revenues or profits from goods produced, services performed, or sales made in China or Hong Kong; (iii) a company that is organized under the laws of, or has its principal office in, China or Hong Kong; or (iv) a company that the Fund’s investment team determines has a majority of its physical assets located in China or Hong Kong.

The Registrant respectfully submits that RS Emerging Markets Fund’s definition of an emerging market company and RS China Fund’s definition of a Chinese company are reasonable and consistent with the criteria originally proposed by the SEC in the proposing release for Rule 35d-1, which stated that companies whose names suggested investments in certain countries or geographic regions would be “required to invest in securities that meet any one of the following criteria: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.” See Investment Company Names, ICA Release No. 22530 (Feb. 27, 1997). The SEC did not ultimately impose the proposed criteria, but its decision not to do so was based on its determination that the criteria might be “too restrictive.” See Rule 35d-1 Adopting Release. The SEC stated that the disclosure approach it adopted was intended to “allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” See Rule 35d-1 Adopting Release.

48.	Comment: Please explain why RS Emerging Markets Fund, which has a high portfolio turnover strategy, invests in illiquid securities.

Response: The Registrant notes that the Fund may experience high portfolio turnover, but the Fund does not employ a high portfolio turnover strategy. The Registrant further notes that, although the Fund may experience periods of high portfolio turnover, it is not precluded from investing in securities with limited liquidity, as investments in emerging markets are frequently characterized by lower liquidity.

RS Tax-Exempt Funds

49.	Comment: If a substantial amount of RS Tax-Exempt Fund’s or RS High Income Municipal Bond Fund’s (the “tax-exempt funds”) assets are invested in securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, please include appropriate disclosure in the Principal Investment Strategies section of each tax-exempt fund in response to Item 4 of the Form.

Response: The Registrant respectfully submits that it believes that the tax-exempt funds’ disclosure adequately discloses the risks of investing in municipal securities, including the risks associated with investing in securities which are related in such a way that an economic, business, or political development or change affecting one such security may affect other securities held by the tax-exempt funds.

50.	Comment: Please explain why, in each Funds’ Principal Investment Strategies section, the Funds state that they “will include borrowings for investment purposes when it calculates its net assets,” while other Funds do not include such statement.

Response: The Registrant notes that such statement is included in each Fund’s Principal Investment Strategy because it is related to the fundamental investment policy of that Fund. Such statement is included in the back of the prospectuses for other Funds whose 80% policies are not fundamental investment policies.

51.	Comment: In the Principal Investment Strategies section of RS High Income Municipal Bond Fund, please consider revising the Fund’s 80% test as follows: “Under normal circumstances at least 80% of the value of the Fund’s net assets will be invested in ~~tax-exempt~~ municipal obligations ~~(which~~ that are exempt from the regular federal individual income tax, but that may include obligations that pay interest subject to the AMT~~)~~.”

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that the Fund’s current disclosure is consistent with the suggested revision. The Registrant also notes that it cannot change the language of the Fund’s 80% investment policy without shareholder approval.

52.	Comment: Please revise the second paragraph of the Note Regarding Percentage Limitations section to describe the process by which the fundamental 80% investment policies of the tax-exempt funds may be altered.

Response: The requested change has been made, as follows:

With respect to a Fund (except for RS Tax-Exempt Fund and RS High Income Municipal Bond Fund) whose name suggests that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries, and that has adopted a policy under Rule 35d-1 under the 1940 Act, the Fund’s policy to invest at least 80% of its net assets in certain investments may be changed by the Trustees upon at least 60 days prior written notice to shareholders. RS Tax-Exempt Fund’s policy to invest at least 80% of its net assets in tax-exempt municipal obligations and RS High Income Municipal Bond Fund’s policy to invest at least 80% of its net assets in tax-exempt municipal obligations (which may include obligations that pay interest subject to the AMT) cannot be changed without the approval of the applicable Fund’s shareholders. References in the discussion of these Funds’ investment policies to 80% of a Fund’s net assets refer to that percentage of the aggregate of the Fund’s net assets and the amount, if any, of borrowings by the Fund for investment purposes.

RS Floating Rate Fund

53.	Comment: In the Principal Investment Strategies section of the Fund, please identify specifically the floating rate instruments in which the Fund is invested or intends to invest, rather than providing examples of floating rate investments.

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that the Fund has the flexibility to invest generally in floating rate instruments.

54.	Comment: In the Principal Investment Strategies section of RS Floating Rate Fund, please clarify that references to “senior secured corporate loans” or “senior loans” are commonly referred to as “leveraged loans.”

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that references to “senior secured corporate loans” and “senior loans” are intended to refer to specific classes of loans, as described in the Principal Investment Strategies section of the Fund. The risks associated with senior secured corporate loans and senior loans are disclosed under Loan Risk, which provides that investments in the types of loans discussed in the Principal Investment Strategies section of the Fund are generally subject to the same risks as investments in other types of debt securities, including, in many cases, investments in high-yield/junk bonds.

Strategic Income Fund

55.	Comment: Please revise the following sentence in the Principal Investment Strategies section of the Fund to identify specifically the instruments in which the Fund is invested or intends to invest: “The Fund may invest in fixed-income obligations of any kind, including, by way of example, U.S. and foreign corporate investment-grade securities; U.S. government securities and securities of foreign governments and supranational entities; U.S. and foreign below investment-grade bonds; and cash instruments.” Consider whether the sentence communicates the Fund’s actual level of investment in investment-grade securities and U.S. government securities.

Response: The Registrant respectfully declines to make the requested change. Because the Fund has the flexibility to invest in fixed-income obligations of any kind, the Fund’s exposure may change over time, such that the sentence, together with the Fund’s disclosure that it may invest in securities of any quality, including below investment grade securities, appropriately describes the Fund’s investment strategy.

Additional Information About the Funds’ Investment Strategies and Risks

56.	Comment: Please consider making changes under the Borrowing section to make clear that the Funds will comply with Section 18(f)(1) of the 1940 Act.

Response: The Registrant respectfully submits that it believes that the Funds’ Statement of Additional Information makes clear that the Funds operate in compliance with Section 18(f)(1) of the 1940 Act (“The 1940 Act permits an open-end investment company to borrow money from a bank so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. The 1940 Act provides that, in the event that such asset coverage shall at any time fall below 300%, a mutual fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Securities and Exchange Commission (the “SEC”) may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”).

57.	Comment: Under the REITs section, please consider disclosing that distributions from REITs may be taxed at ordinary rates.

Response: The requested change has been made in the Dividends and Distributions section under Taxes on Dividends and Distributions, as follows:

Distributions of gains from the sale of investments that a Fund owned for one year or less will be taxable as ordinary income. Distributions of investment income designated by a Fund as derived from “qualified dividend income” (“QDI”) will be taxed in the hands of individuals at the rate applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and the Fund levels. Dividends received by a Fund from a REIT generally will not constitute qualified dividend income.

Other Information About Purchasing Shares

58.	Comment: Please revise the following to reflect the fact that, pursuant to Rule 22c-1 under the 1940 Act, although the Fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the NAV next determined after the request was received by the Fund: “Purchases of Fund shares are generally made at a price based on the NAV next determined after the purchase is accepted.”

Response: The requested change has been made, as follows:

Purchases of Fund shares are ~~generally~~ made at a price based on the NAV next determined after the purchase is accepted.

Statement of Additional Information

59.	Comment: Please consider whether any changes are necessary to the Registrant’s disclosure in respect of CFTC Rule 4.5.

Response: The disclosure in the Statement of Additional Information has been updated to make clearer that each Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) pursuant to Rule 4.5 under the CEA (the “exclusion”) promulgated by the CFTC. Accordingly, neither the Funds nor the Adviser (with respect to the Funds) is subject to registration or regulation as a “commodity pool operator” under the CEA.

60.	Comment: Please consider clarifying what is meant by the following statement: “RS Investments believes that these transactions do not present the risks associated with other types of leverage.”

Response: The statement has been removed.

61.	Comment: Please confirm that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Funds’ fundamental investment restriction 5(ii) regarding industry concentration under Section 8(b)(1)(E) of the 1940 Act.

Response: The Registrant respectfully submits that, for RS High Income Municipal Bond Fund, RS Floating Rate Fund, and RS Strategic Income Fund, fundamental investment restriction 5(ii) states that the industry of the underlying borrower, and not that of the seller of a loan participation, will be used for the purposes of the Funds’ industry concentration policy.

62.	Comment: With respect to fundamental investment restriction 8(ii), it appears that if the Funds make the commodity-based derivative investments described, they will suffer adverse tax consequences. Please consider whether additional disclosure describing the related tax risks is necessary.

Response: The Registrant notes that although the Funds have the flexibility to make commodity-based derivative investments, the Funds do not currently intend to make such investments. As such, the Registrant believes that the Funds’ disclosure is consistent with the Funds’ investment strategies.

63.	Comment: In the discussion regarding concentration, as applicable to RS Global Natural Resources Fund and RS Technology Fund, in the Funds’ Investment Limitations section of the Statement of Additional Information, please consider clarifying that the exposure that results from concentrating the Funds’ assets is measured with respect to a Fund’s net assets.

Response: The requested changes have been made, as follows:

As a result, more than 25% of the Fund’s net assets may at any time be invested in the securities of companies within any industry or industries within the natural resources sector.

As a result, more than 25% of the Fund’s net assets may at any time be invested in the securities of companies within any industry or industries within the technology sector.

Should you have any questions, please do not hesitate to call me at (415) 315-2306. Thank you for your assistance.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

cc:	Nina Gupta, RS Investment Trust
Timothy W. Diggins, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP